SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AMAG Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00163U106
(CUSIP Number)

David Johnson
Samuel J. Merksamer
Caligan Partners LP
520 Madison Avenue
New York, NY 10022
(646) 859-8204

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00163U106	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,499,428 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,499,428 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,499,428 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 00163U106	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,499,428 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,499,428 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,499,428 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00163U106	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Samuel J. Merksamer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,499,428 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,499,428 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,499,428 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00163U106	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Kenneth Shea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,000 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00163U106	SCHEDULE 13D/A	Page 6 of 10 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Amendment No. 1"). This Amendment No. 1 amends the Original Schedule 13D, filed with the Securities and Exchange Commission on August 15, 2019 (the "Original Schedule 13D") as specifically set forth herein.

Item 2.	IDENTITY AND BACKGROUND

Items 2(a) - (f) of the Schedule 13D are hereby amended and restated as follows:

(a)

This statement is filed by:

(i) Caligan Partners LP, a Delaware limited partnership ("Caligan"), the investment manager of an affiliated fund (the "Caligan Fund") and managed account (the "Caligan Account"), with respect to the shares of Common Stock held by the Caligan Fund and the Caligan Account;

(ii) David Johnson, a Partner of Caligan and a Managing Member of Caligan Partners GP LLC, the general partner of Caligan ("Mr. Johnson"), with respect to the shares of Common Stock held by the Caligan Fund and the Caligan Account;

(iii) Samuel J. Merksamer, a Partner of Caligan and a Managing Member of Caligan Partners GP LLC, the general partner of Caligan ("Mr. Merksamer," and together with Caligan, Caligan Partners GP LLC and Mr. Johnson, the "Caligan Parties") with respect to the shares of Common Stock held by the Caligan Fund and the Caligan Account; and

(iv) Kenneth Shea ("Mr. Shea").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

(b)	The principal business address of each of the Caligan Parties is 520 Madison Avenue, New York, New York 10022. The principal business address of Mr. Shea is c/o Caligan Partners, 520 Madison Ave, New York, NY 10022.

(c)	The principal business of each of the Caligan Parties is investment management. The principal business of Mr. Shea is investment banking.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 00163U106	SCHEDULE 13D/A	Page 7 of 10 Pages

(f)	Caligan is a Delaware limited partnership. Messrs. Johnson, Merksamer and Shea are each United States citizens. Caligan Partners GP LLC is a Delaware limited liability company.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated by the addition of the following:

The Caligan Parties used a total of approximately $29,535,114 (including brokerage commissions) to acquire the Common Stock beneficially owned by them. The source of the funds used to acquire the Common Stock beneficially owned by the Caligan Parties was the working capital of the Caligan Fund and the Caligan Account.

Mr. Shea used a total of approximately $57,005 (including brokerage commissions) to acquire the Common Stock beneficially owned by him. The source of the funds used to acquire the Common Stock beneficially owned by Mr. Shea was his personal funds.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 4, 2019, the Reporting Persons filed a preliminary consent statement (the "Preliminary Consent Statement") in connection with its solicitation of written consents of the Issuer’s stockholders stating, among other things, their intention to solicit stockholders to (i) remove four members of the Board of the Issuer; (ii) elect the following four individuals—Paul Fonteyne, Lisa Gersh, David Johnson and Kenneth Shea (collectively, the "Nominees")—to fill the resulting vacancies; (iii) repeal any provision of the Amended and Restated Bylaws of the Company (the "Bylaws") currently in effect that was not included in the Bylaws filed with the SEC on December 17, 2015; (iv) amend Article 2, Sections 2.2 and 2.3 of the Bylaws to fix the size of the Board at no more than nine members; and (v) amend Article 7, Section 7.1 of the Bylaws to require unanimous Board approval in order for directors to amend the Bylaws.

Additionally, the Reporting Persons issued a press release (the "Press Release"), announcing, among other things, their intention to solicit consents to remove and replace members of the Board due to operational, strategic and capital allocation missteps made by the incumbent Board and management of the Issuer. This description of the Press Release is qualified in its entirety by reference to the full text of the Press Release, which is attached hereto as Exhibit B and is incorporated by reference herein. The Reporting Persons have also made available a public presentation to stockholders (the "AMAG Presentation"), stating, among other things, the Reporting Persons’ belief that (i) the Issuer’s Board is in need of immediate refreshment with the Nominees, (ii) post-Board refreshment, the Issuer should initiate a comprehensive strategic review around its asset portfolio, (iii) the Issuer should engage an international distribution partner for Feraheme and (iv) the Issuer should immediately rationalize its commercial spending and explore non-traditional efforts and partnerships to market certain products. The foregoing summary of the AMAG Presentation is qualified in its entirety by reference to the full text of the AMAG Presentation, which is attached hereto as Exhibit C and is incorporated by reference herein.

CUSIP No. 00163U106	SCHEDULE 13D/A	Page 8 of 10 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5 (a) – (c) of the Schedule 13D are hereby amended and restated as follows:

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 33,900,681 shares of Common Stock outstanding as of August 1, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the Securities and Exchange Commission on August 7, 2019.

By reason of Caligan's intention to solicit consents of stockholders in favor of appointing Mr. Shea to the Board, the Caligan Parties and Mr. Shea may be deemed members of a "group" within the meaning of Section 13(d)(3) of the Act and the "group" may be deemed to beneficially own an aggregate of 3,504,428 shares of Common Stock, or approximately 10.3% of the outstanding Common Stock. The Caligan Parties expressly disclaim beneficial ownership of any shares of Common Stock beneficially owned by Mr. Shea and Mr. Shea expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Caligan Parties.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Caligan Parties have not transacted in any securities of the Issuer since the filing of the Original Schedule 13D. Information concerning transactions in the shares of Common Stock reported herein effected during the past sixty (60) days by Mr. Shea is set forth in Annex A, which is attached hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities.

CUSIP No. 00163U106	SCHEDULE 13D/A	Page 9 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons entered into an agreement with each of the Nominees (except Mr. Johnson) (the "Nomination Agreement") whereby, among other things, each Nominee party to a Nomination Agreement agreed to consult with the Reporting Persons regarding any purchase of securities of the Issuer and to not dispose of any such securities prior to the termination of the Nomination Agreement without the prior consent of Caligan. This description of the Nomination Agreement is qualified in its entirety by reference to the full text of the Nomination Agreement, the form of which is attached hereto as Exhibit D and is incorporated by reference herein.

On September 4, 2019, Caligan and Mr. Shea entered into a Joint Filing Agreement in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit E to this Schedule 13D and is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit B:	Press Release

Exhibit C:	AMAG Presentation

Exhibit D:	Form of Nomination Agreement

Exhibit E:	Joint Filing Agreement

CUSIP No. 00163U106	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2019

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Partner

/s/ David Johnson
DAVID JOHNSON

/s/ Samuel J. Merksamer
SAMUEL J. MERKSAMER

/s/ Kenneth Shea
KENNETH SHEA

Annex A

Transactions in the Shares of Common Stock of the Issuer in the Past Sixty Days

The following table sets forth all transactions in the Common Stock effected by Mr. Shea in the past sixty (60) days. Except as noted below, all such transactions were effectuated by Mr. Shea in the open market through brokers and the price per share excludes commissions.

Mr. Shea

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

8/19/2019	5,000	11.40